                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended April 30th, 2009              Commission File Number 0-14884

                              SAND TECHNOLOGY INC.
                  (Translation of registrant's name in English)

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F /X/                         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes / /                               No /X/

If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-        N/A .

         Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND(TM) TECHNOLOGY LOGO]

MEDIA             NORTH AMERICA,    GERMAN/CENTRAL          INVESTOR RELATIONS
Linda Arens       UK/ WESTERN       EUROPEAN PRESS          de Jong & Associates
SAND Technology   EUROPEAN PRESS    Richard T. Lane         sndt@dejong.org
pr@sand.com       Linda Arens       IMC International       +1 760 943-9065
+1 650 726-7539   SAND Technology   Marketing
                  +1 650 726-7539   Communications
                                    lane@imc-pr.de
                                    +49 61 31 / 89 13 89

        SAND TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS FOR FISCAL 2009

MONTREAL, APRIL 1, 2009: SAND Technology Inc. (OTCBB:SNDTF), an international provider of data management software and best practices, today reported a loss for the three-month period ended January 31, 2009. The Company reported a net loss for the second quarter of fiscal year 2009 of $127,415 on revenues of $1,747,384 compared with a net loss of $491,343 on revenues of $1,419,521 for the second quarter of fiscal year 2008. All figures are in Canadian dollars.

"Our second quarter has shown an improvement compared to our first quarter this year as well as over the second quarter of last year," notes Arthur Ritchie, President and Chief Executive Officer of SAND. "While we see the positive impact of closing some of the orders that were delayed, we still remain challenged by customers who have adopted a more cautious attitude to spending by decreasing and/or delaying the placing of orders and conserving their cash. However, we believe that the value of SAND/DNA products as an enabling technology that increases efficiency and saves costs will remain intact over the long-term. These strengths may prove to be real opportunities in a time when budgets are being cut. Despite the macro factors affecting our business, we continue to make positive strides in attracting new business directly from customers and indirectly through our systems integrators and application vendors."

About SAND Technology
SAND Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

--------------------------------------------------------------------------------

SAND Technology, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

FINANCIAL HIGHLIGHTS

The following data expressed in Canadian dollars are derived from the Financial Statements for the three month period ended January 31, 2009, and 2008. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements. All amounts are in Canadian dollars in thousands (000's) except for Per Share Data.

                                                                              THREE MONTHS      THREE MONTHS
                                                                             ENDED JANUARY     ENDED JANUARY
RESULTS OF OPERATIONS                                                           31, 2009          31, 2008
-------------------------------------------------------------------------------------------------------------
Net Sales                                                                    $        1,747    $        1,420
                                                                             --------------------------------
Cost of Sales and Product Support                                            $          406    $          387
Research and Development Costs                                               $          504    $          498
Selling, General and Administrative Expenses                                 $          912    $          926
Amortization                                                                 $           16    $           47
                                                                             --------------------------------
Operating Income (Loss)                                                      $          (91)   $         (438)

Other Income (Expenses)                                                      $          (36)   $          (53)
                                                                             ================================

Net Income (Loss)                                                            $         (127)   $         (491)

                                                                               JANUARY 31,        JULY 31,
FINANCIAL POSITION AS AT                                                          2009              2008
-------------------------------------------------------------------------------------------------------------
Working Capital (a)                                                          $         (859)   $           85
Total Assets                                                                 $        2,205    $        2,803
Total Liabilities                                                            $        4,546    $        4,063
Shareholders' Equity (Deficiency)                                            $       (2,340)   $       (1,260)

Earnings (Loss) per Share                                                    $        (0.01)   $        (0.02)
Weighted Average Number of Shares outstanding during each period (000's)             14,318            14,318

(a) Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items.

                           [SAND(TM) TECHNOLOGY LOGO]

                              SAND Technology Inc.
                       Management's Discussion & Analysis
                                Quarterly Report
                      Second Quarter Ended January 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED JANUARY 31, 2009 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT, CONSOLIDATED STATEMENT OF CASH FLOWS AND RELATED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD REFER TO SAND TECHNOLOGY INC'S (SAND) 2008 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 4 TO 40 OF SAND'S 2008 ANNUAL REPORT.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933, OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934 AND THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FOLLOWING THE QUEBEC SECURITIES ACT. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE," "MAY," "WILL," "SHOULD," "COULD," "WOULD," "EXPECT," "PLAN," "ANTICIPATE," "BELIEVE," "ESTIMATE," "CONTINUE," OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON MARCH 25, 2009. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION (FILED ON EDGAR AT www.sec.gov) AND THE CANADIAN SECURITIES AUTHORITIES (FILED ON SEDAR AT www.sedar.com). READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. EXCEPT AS REQUIRED BY APPLICABLE LAWS, WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(GAAP).

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

A.    PROFILE & STRATEGY

CORPORATION PROFILE AND OVERALL PERFORMANCE

CORPORATION OVERVIEW

SAND Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

OVERALL PERFORMANCE

The worsening of the global financial crisis has significantly impacted our business. Unfortunately, our sales for the six month period ended January 31, 2009, were weaker-than-expected as customers restrict their ordering patterns to place orders only to satisfy short term demand. Given that a portion of our revenues are from maintenance services and our increasing focus on providing professional services, we are partly insulated from the reduction in sales of software licenses.

     a)  FINANCIAL CONDITION

     During the three-month period ended January 31, 2009, the financial condition of the Corporation weakened given its cash position at the end of fiscal 2008. Total assets decreased by 21% from $2,803,032 as at July 31, 2008 to $2,205,354 as at January 31, 2009, mostly due to the decrease in the cash balance and the accounts receivable balance. There was a reduction in capital assets due to amortization of those assets. Total liabilities increased by 12% from $4,063,491 as at July 31, 2008 to $4,545,663 as at
     January 31, 2009, mostly due to the increase in the loan by a shareholder. The additional financing obtained, through the shareholder, was expected in order to fund operations.

     b)  RESULTS OF OPERATIONS

     Our net loss in the second quarter of fiscal 2009 was $127,415, compared to our net loss in the second quarter in fiscal 2008 of $491,343. There was a decrease in our net loss of 74%. Overall the positive impact is due to an increase in revenue of 23%. We achieved revenue of $1,747,384 in the second quarter of fiscal 2009, compared to $1,419,521 in the second quarter of fiscal 2008. SAND sold its solutions to two new customers, additional solutions to two existing customers and additional consulting to customers in the second quarter of fiscal 2009. In the second quarter of fiscal 2008, SAND sold its solutions to one

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MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

     new customer only. Although, the global financial crisis and worsening economic outlook caused customers to reduce their budgets and hence reduce or delay orders and conserve cash, some of these delayed orders were finally executed in the second quarter of fiscal 2009. In North America, there was an increase in revenue of 55% and in Europe there was an increase in revenue of 4%.

     c)  CASH FLOWS

     For the three-month period ended January 31, 2009 the use of cash for operations was $619,788, compared to the three-month period ended January 31, 2008 the use of cash for operations was $192,885. There was an increase in the use of cash for operations of 221% mainly due to the smaller increase in accounts payable and accrued liabilities as SAND paid more of its payables during the current quarter versus the larger increase as SAND paid less of its payables in the same quarter last year. The increase is also due to the increase in accounts receivable, as there were more billings during the current quarter versus collections and fewer billings in the same quarter last year. For the three-month period ended January 31, 2009 the use of cash for investing was nil, compared to the three-month period ended January 31, 2008 the use of cash for investing was $3,520. There was a decrease in the use of cash for investing of 100% as there were no capital purchases during the quarter. For the three month-period ended January 31, 2009 the source of cash from financing was $367,775, compared to the three-month period ended January 31, 2008 the source of cash from financing was $166,101. There was an increase in the cash flows from financing of 121% as the shareholder loaned more to the Corporation for the three-month period ended January 31, 2009 than in the same period last quarter.

STRATEGY AND MARKETS

VISION AND STRATEGY

Since July 31, 2008, there were no significant changes to our Vision and Strategy. Please refer to our 2008 Annual Report for more details.

DEVELOPMENTS FOR THE THREE-MONTH PERIOD ENDED JANUARY 31, 2009

Since July 31, 2008, there were no significant developments made to our products.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

B.     KEY RESOURCES

CASH AND FINANCING

LIQUIDITY AND CAPITAL RESOURCES

The Corporation used $619,788 to finance operating activities during the three-month period ended January 31, 2009, including $87,243 in operating losses and an increase in $532,545 in non-cash operating working capital. This result compares with the cash used in the same quarter last year of $192,885 to finance operating activities including $451,988 in operating losses and a decrease in $259,103 in non-cash operating working capital. Higher accounts receivable, lower accounts payable and lower deferred revenue accounted for the changes in the non-cash working capital.

Accounts receivable was $1,437,367 as at January 31, 2009 compared to $1,573,867 as at July 31, 2008. The decrease of 9% is mainly due to the reduction in revenue during the six-month period ended January 31, 2009 and amounts collected from balances owing to SAND as at July 31, 2008.

Prepaid expenses were $139,514 as at January 31, 2009 compared to $86,224 as at July 31, 2008. The increase of 62% is mainly due to the upfront payment for insurance for the fiscal year 2009.

Accounts payable and accrued liabilities were $1,192,285 as at January 31, 2009 compared to $1,327,575 at July 31, 2008. The decrease of 10% is mainly due to the payment of invoices.

At January 31, 2009, there was a working capital deficit of $858,813 compared to a positive working capital of $85,442 as at July 31, 2008. Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items. The decrease in working capital is mainly due to the decrease in cash, decrease in accounts receivable, decrease in accounts payable and accrued liabilities and increase in the loan payable to shareholders.

During the three-month period ended January 31, 2009, the President and Chief Executive Officer of the Corporation advanced an additional $307,586 to the Corporation.

Capital expenditures for the three-month period ended January 31, 2009 were nil, compared to $3,520 for the same quarter last year. The Corporation does not anticipate any significant further capital expenditures for the remaining fiscal year.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

The following table provides a summary of the contractual commitments for the next five years (there are no contractual commitments after 2011).

                                                                       $
                                                                 -----------
2009                                                                 283,260
2010                                                                 244,314
2011                                                                 162,876
                                                                 -----------
                                                                     690,450
                                                                 ===========

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Our cash as at January 31, 2009 was $308,122 compared to our cash and investments at the same quarter last year of $62,643. The increase is mainly due to issue of convertible debentures for cash proceeds of $1,009,819 in April 2008 which impacted the opening cash balance for the fiscal year 2009 as well as the increase in shareholder loans. Going forward, the cash required to sustain the business operations will have to come from revenue growth and future financing. The cost structure will remain stable as SAND has basically reached its optimal level with respect to headcount and its related expenses. Given the current global financial crisis it will be very difficult to raise additional funds through private placements or the market except through an increase in loans from a major shareholder. Another impact of the current global financial situation is that customers are reducing their internal budgets to spend in order to conserve the cash and if they do, they will want longer payment terms.

The Corporation believes that its current cash may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures. If cash generated from operations becomes insufficient to satisfy its liquidity requirements, the Corporation may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, holders of these securities could have certain rights, preferences and privileges senior to holders of its common shares and the terms of this debt could restrict the Corporation's operations. The sale of additional equity or convertible debt securities could result in additional dilution to the Corporation's existing shareholders. The Corporation cannot be certain that additional financing will be available in amounts or on terms acceptable to it, if at all. If the Corporation is unable to obtain additional financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition and operating results.

TRANSACTIONS WITH RELATED PARTIES

There are three types of loans that are due to a major shareholder who is also the President and the Chief Executive Officer.

     i. During the fiscal year 2009, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, maximum of $250,000 of funds is available. An amount of $250,000 was used and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

     ii. During the fiscal year 2008, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, the maximum of $400,000 of funds is available. As at January 31, 2009, an amount of $90,228 was outstanding and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

     iii. Based on another agreement formalized in 2007, during the six month period ended January 31, 2009, the Corporation obtained an additional loan of $240,943 from a significant shareholder who is also the President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15%. The loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts.

     iv. In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

The proceeds from the loan are being used to cover general expenses incurred by SAND.

OUTSTANDING SHARE DATA

Since July 31, 2008, there have been no significant changes to the Corporation's outstanding shares. Please refer to the 2008 Annual Report for more details.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

C.   PERFORMANCE ANALYSIS

RESULTS OF OPERATIONS

I.   REVENUE - TOTAL AND VARIATION

The following table provides a summary of the revenue growth for the three-month periods ended January 31, 2009 and 2008,

---------------------------------------------------------------------------------------------
Revenue - Total and Variation                                      Q2-09            Q2-08
---------------------------------------------------------------------------------------------
Revenue
   Revenue                                                     $   1,747,384    $   1,419,521
   Variation year-over-year increase (decrease) in revenue                23%             (24)%
---------------------------------------------------------------------------------------------

Our sales in the second quarter of fiscal 2009 were $1,747,384, an increase of 23% from sales of $1,419,521 in second quarter of fiscal 2008. The increase is mainly due to the sale of SAND solutions to two new customers, additional sale of solutions to two existing customers and additional sale of consulting services to customers in the second quarter of fiscal 2009. Although, the global financial crisis and worsening economic outlook caused customers to reduce their budgets and hence reduce or delay orders and conserve cash, some of these delayed orders were finally executed in the second quarter of fiscal 2009.

II.  REVENUE - SEGMENT AND VARIATION

The Corporation has two geographical segments. Both North American and European segments market SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for the three-month periods ended January 31, 2009 and 2008,

                                                             --------------------------------------------------------
                                                                  North America                     Europe
---------------------------------------------------------------------------------------------------------------------
Revenue - Segment and Variation                                 Q2-09          Q2-08          Q2-09          Q2-08
---------------------------------------------------------------------------------------------------------------------
Revenue
   Revenue                                                   $   823,240    $   530,646    $   924,144    $   888,875
   Variation year-over-year increase (decrease) in revenue            55%            57%             4%           (42)%
---------------------------------------------------------------------------------------------------------------------

   a)     NORTH AMERICA

Our sales in North America were $823,240 in the second quarter of fiscal 2009, an increase of 55% from sales of $530,646 in the second quarter of fiscal 2008. The increase is due to the sales of SAND solutions to two new customers and additional sale of consulting services to customers. Although the global financial crisis and worsening economic outlook that caused customers to reduce their budgets and hence reduce or delay orders and conserve cash, some of these delayed orders were finally executed in the second quarter of fiscal 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

   b)     EUROPE

In Europe, sales were $924,144 in the second quarter of fiscal 2009, an increase of 4% from sales of $888,875 in the second quarter of fiscal 2008. The increase is due to the higher value of sales to existing customers. Although the global financial crisis and worsening economic outlook that caused customers to reduce their budgets and hence reduce or delay orders and conserve cash, some of these delayed orders were finally executed in the second quarter of fiscal 2009.

III. OPERATING EXPENSES

The following table provides a summary of the operating expenses for the three-month periods ended January 31, 2009 and 2008,

                                                            ----------------------------------------------------------
                                                                                             As a % of     As a % of
                                                                                               Q2-09         Q2-08
                                                                Q2-09           Q2-08         revenue       revenue
----------------------------------------------------------------------------------------------------------------------
Cost of sales and product support                                405,632         387,191             23%            27%
   Variation year-over-year increase (decrease) in cost of
   sales and product support                                           5%            (17)%
----------------------------------------------------------------------------------------------------------------------
Research and development, net                                    504,653         498,179             29%            35%
   Variation year-over-year increase (decrease) in research
   and development                                                     1%            (15)%
----------------------------------------------------------------------------------------------------------------------
Amortization of capital assets and other assets                   15,937          46,689              1%             3%
----------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                     912,393         926,242             52%            65%
   Variation year-over-year increase (decrease) in selling,
   general and administrative expenses                                (1)%           (26)%
----------------------------------------------------------------------------------------------------------------------

   a)     COST OF SALES AND PRODUCT SUPPORT

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

Our cost of sales was $405,632 in the second quarter of fiscal 2009, an increase of 5% from cost of sales of $387,191 in the second quarter of fiscal 2008. The increase is due to the increase in travel and related expenses and commissions earned resulting from the increased sales activity.

   b)     RESEARCH AND DEVELOPMENT

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Our research and development expenses were $504,653 in the second quarter of fiscal 2009, an increase of 1% from $498,179 in the second quarter of fiscal 2008. The stability of the expenses is a reflection of the maturity of SAND/DNA Analytics and SAND/DNA Access products.

   c)     AMORTIZATION OF CAPITAL ASSETS AND OTHER ASSETS

Amortization of capital assets and other assets consists of the depreciation of furniture and equipment, computer equipment and leasehold improvements and contract costs over their estimated useful lives.

Our amortization was $15,937 in the second quarter of fiscal 2009, a decrease of 66% from amortization of $46,689 in the second quarter of fiscal 2008. The reduction is due to the full amortization of the other assets by the end of fiscal 2008.

   d)     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products.

Our SG&A expenses were $912,393 in the second quarter of fiscal 2009, a decrease of 1% from SG&A expenses of $926,242 in the second quarter of fiscal 2008. The decrease is mainly due to the reduction in headcount from the second quarter of fiscal 2008 to fiscal 2009.

IV.  NET LOSS - TOTAL AND VARIATION

The following table provides a summary of the net loss for the three-month periods ended January 31, 2009 and 2008,

-------------------------------------------------------------------------------------------
Net Loss - Total and Variation                                    Q2-09           Q2-08
-------------------------------------------------------------------------------------------
Net loss
   Net loss                                                   $   (127,415)    $   (491,343)
   Variation year-over-year increase (decrease) in net loss            (74)%              0%
-------------------------------------------------------------------------------------------

Our net loss was $127,415 in the second quarter of fiscal 2009, a decrease of 74% from net loss of $491,343 in the second quarter of fiscal 2008. The decrease in net loss is mainly due to the increase in our sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

V.   NET LOSS - SEGMENT AND VARIATION

The following table provides a summary of net loss by geographical segments for the three-month periods ended January 31, 2009 and 2008,

                                                            -----------------------------------------------------------------
                                                                     North America                        Europe
-----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) - Segment and Variation                      Q2-09            Q2-08            Q2-09            Q2-08
-----------------------------------------------------------------------------------------------------------------------------
Profitability
   Net earnings (loss)                                       $    (133,672)   $    (226,188)   $       6,257    $    (265,155)
   Variation year-over-year increase (decrease) in net
   earnings (loss)                                                     (41)%            (65)%           (102)%           (276)%
-----------------------------------------------------------------------------------------------------------------------------

   a)     NORTH AMERICA

In North America, net loss was $133,672 in the second quarter of fiscal 2009, a decrease of 41% from net loss of $226,188 in the second quarter of fiscal 2008. The reduction in net loss is mainly due to the overall increase in sales in North America.

   b)     EUROPE

In Europe, net earnings was $6,257 in the second quarter of fiscal 2009, a decrease of 102% from net loss of $265,155 in the second quarter of fiscal 2008. The reduction in net loss is mainly due to the reduction in headcount from the second quarter of fiscal 2008 and a slight increase in sales revenue from maintenance contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS

The following table shows selected consolidated financial data of SAND for the eight most recently completed quarters. The information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

                   ----------------------------------------------------------------------------------------------------------------
                       Q2-09         Q1-09         Q4-08          Q3-08       Q2-08         Q1-08          Q4-07         Q3-07
-----------------------------------------------------------------------------------------------------------------------------------
Revenue
  Revenue          $ 1,747,384   $ 1,223,928    $ 1,888,042   $ 1,905,984  $ 1,419,521   $ 1,784,925    $ 1,837,068   $ 1,559,407
  Quarter-over-
  quarter revenue
  growth
  (reduction)               43%          (35)%           (1)%          34%         (20)%          (3)%           18%          (16)%
-----------------------------------------------------------------------------------------------------------------------------------
Cost of sales and
  product support  $   405,632   $   321,388        336,960       333,900      387,191       412,164    $   368,019   $   398,322
  Gross margin              77%           74%            82%           82%          73%           77%            80%           74%
-----------------------------------------------------------------------------------------------------------------------------------
Total Research and
development,
amortiztion of
capital assets,
and selling,
general and
administrative
expenses and net
interest income
or expense         $ 1,432,983   $ 1,892,390    $ 2,035,210   $ 1,563,643  $ 1,523,673   $ 1,677,681    $ 1,916,506   $ 1,914,525
-----------------------------------------------------------------------------------------------------------------------------------
Profitability
  Net earnings
  (loss)           $  (127,415)  $  (989,850)   $  (484,128)       $8,441  $  (491,343)  $  (304,920)   $  (447,457)  $  (753,440)
  Basic and
  diluted
  earnings (loss)
  per share        $     (0.01)  $     (0.07)   $     (0.03)        $0.00  $     (0.03)  $     (0.02)   $     (0.03)  $     (0.06)
  Quarter-over-
  quarter
  decrease
  (increase) in
  net earnings
  (loss)                    87%         (104)%         5835%          102%         (61)%          32%            41%          (54)%
  Net margin                (7)%         (81)%          (26)%           0%         (35)%         (17)%          (24)%         (48)%
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average
number of shares
outstanding         14,318,189    14,318,189     14,318,189    14,318,189   14,318,189    14,318,189     13,094,288    12,818,189
-----------------------------------------------------------------------------------------------------------------------------------

CRITICAL ACCOUNTING POLICIES

The Corporation's significant accounting policies are described in Note 3 to the July 31, 2008 audited consolidated financial statements.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2008, except for new accounting policies that have been adopted effective August 1, 2008.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after August 1, 2008,

FINANCIAL INSTRUMENT - DISCLOSURES

CICA Handbook Section 3862, "FINANCIAL INSTRUMENTS - DISCLOSURES", describes the required disclosures for the assessment of the significance of financial instruments for a company's financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. This section and Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION" replaced Section 3861 "FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION".

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

FINANCIAL INSTRUMENT - PRESENTATION

CICA Handbook Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION", establishes standards for the presentation of financial instruments and non-financial derivatives.

CAPITAL DISCLOSURES

CICA Handbook Section 1535, "CAPITAL DISCLOSURES", establishes standards for disclosing information about a company's capital and how it is managed. It describes the disclosure of the company's objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 11 to the consolidated financial statements for the quarter ended January 31, 2009.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Since July 31, 2008, there were no significant changes to the Corporation's use of financial instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

D.   OUTLOOK

The outlook for the future remains relatively uncertain due to the turbulent worldwide financial crisis and its impact on demand for goods and services. Looking forward we see that the environment is more challenging than we previously anticipated and customers have adopted a more cautious attitude to place orders due to the uncertainty related to the current global economic situation.

While we are concerned about uncertainties in the macro-economic environment, we believe that the value of SAND/DNA products as an enabling technology that increases efficiency and saves costs will remain intact over the long-term. These strengths may prove to be real opportunities in a time when budgets are being cut. Despite the macro factors affecting our business, we continue to make positive strides in attracting new business directly from customers and indirectly through our systems integrators and application vendors.

We will continue to focus on reducing operating costs rigorously, at the same time making necessary investments to take advantage of this opportunity and grow our sales. We will closely continue to monitor our cash needs. The financial environment does not appear to be conducive to raising additional capital. We do not plan on spending any significant amounts on capital assets.

E.   RISKS

Since July 31, 2008, there have been no significant changes to the risks and uncertainties that could affect the Corporation's ability to achieve its growth objectives and raise additional capital. Please refer to the 2008 Annual Report for more details.

F.   CONTROLS AND PROCEDURES

No changes have been made to our internal controls over financial reporting during the quarter ended January 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SAND TECHNOLOGY INC.

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

The unaudited interim consolidated financial statements of SAND Technology Inc. for the six-month period ended January 31, 2009 have not been reviewed by the Corporation's external auditors.

                           [SAND(TM) TECHNOLOGY LOGO]

                              SAND Technology Inc.
                                Quarterly Report
                      Second Quarter Ended January 31, 2009

SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS
(In Canadian dollars, unless otherwise noted)
--------------------------------------------------------------------------------

                                                                      As at January 31,    As at July 31,
                                                                            2009                2008
                                                                      ------------------------------------
                                                                              $                   $
                                                                         (unaudited)          (audited)
ASSETS
Current assets
  Cash                                                                          308,122            775,443
  Accounts receivable                                                         1,437,367          1,573,867
  Unbilled receivable                                                           214,131            245,184
  Prepaid expenses                                                              139,514             86,224
----------------------------------------------------------------------------------------------------------
                                                                              2,099,134          2,680,718
Capital assets (Note 4)                                                         106,220            122,314
----------------------------------------------------------------------------------------------------------
                                                                              2,205,354          2,803,032
==========================================================================================================

LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                                    1,192,285          1,327,575
  Deferred revenue                                                            1,223,058          1,111,640
  Due to a shareholders (Note 5)                                              1,765,662          1,267,701
----------------------------------------------------------------------------------------------------------
                                                                              4,181,005          3,706,916

Long-term liabilities
  Deferred credits                                                               63,564             78,232
  Convertible debentures (Note 6)                                               301,094            278,343
----------------------------------------------------------------------------------------------------------
                                                                              4,545,663          4,063,491
SHAREHOLDERS' DEFICIENCY
Share Capital (Note 7)
  Authorized
    An unlimited number of class "A" common shares, without par value
  Issued
    14,318,189 class "A" common shares                                       38,530,441         38,530,441
Equity component of convertible debentures (Notes 6, 7)                         446,027            446,027
Contributed surplus (Note 7b)                                                   789,940            752,525
Deficit                                                                     (42,106,717)       (40,989,452)
----------------------------------------------------------------------------------------------------------
                                                                             (2,340,309)        (1,260,459)
----------------------------------------------------------------------------------------------------------
                                                                              2,205,354          2,803,032
==========================================================================================================

Basis of presentation (Note 2)
Commitments (Note 8)

--------------------------------------------------------------------------------

See notes to the interim unaudited consolidated financial statements

SAND TECHNOLOGY INC.

CONSOLIDATED OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT
(In Canadian dollars, unless otherwise noted)
(unaudited)
--------------------------------------------------------------------------------

                                                              Three months      Three months       Six months        Six months
                                                             ended January     ended January     ended January     ended January
                                                               31, 2009           31, 2008         31, 2009           31, 2008
                                                            ---------------------------------------------------------------------
                                                                  $                  $                 $                  $
Revenue                                                           1,747,384         1,419,521         2,971,312         3,204,446
                                                            ---------------------------------------------------------------------
Operating expenses
  Cost of sales and product support                                 405,632           387,191           727,020           799,355
  Research and development costs, net                               504,653           498,179         1,026,711         1,090,676
  Amortization of capital assets and other assets (Note 4)           15,937            46,689            33,388            95,758
  Selling, general and administrative expenses                      912,393           926,242         2,178,015         1,920,016
                                                            ---------------------------------------------------------------------
                                                                  1,838,615         1,858,301         3,965,134         3,905,805
                                                            ---------------------------------------------------------------------
(Loss) from operations                                              (91,231)         (438,780)         (993,823)         (701,359)
Interest income (expenses)
  Amortization of the debt component of the convertible
  debentures discount (Note 6)                                      (11,695)                -           (22,751)                -
  Interest expense - due to shareholders                            (46,088)          (50,839)          (97,625)          (92,531)
  Interest expense (income) - other                                  21,599            (1,724)           (3,067)           (2,373)
                                                            ---------------------------------------------------------------------
Net (loss) and comprehensive (loss)                                (127,415)         (491,343)       (1,117,265)         (796,263)

Deficit, beginning of period                                    (41,979,302)      (40,022,422)      (40,989,452)      (39,717,502)
                                                            ---------------------------------------------------------------------
Deficit, end of period                                          (42,106,717)      (40,513,765)      (42,106,717)      (40,513,765)
                                                            ---------------------------------------------------------------------

Basic and diluted loss per share (Note 7)                             (0.01)            (0.03)            (0.08)            (0.05)
                                                            =====================================================================

Basic and diluted weighted average number of common shares
outstanding                                                      14,318,189        14,318,189        14,318,189        14,318,189
                                                            =====================================================================

--------------------------------------------------------------------------------

See notes to the interim unaudited consolidated financial statements

SAND TECHNOLOGY INC.

CONSOLIDATED CASH FLOWS
(In Canadian dollars, unless otherwise stated)
(unaudited)
--------------------------------------------------------------------------------

                                                            Three months      Three months       Six months        Six months
                                                           ended January     ended January     ended January     ended January
                                                             31, 2009           31, 2008         31, 2009           31, 2008
                                                          --------------------------------------------------------------------
                                                                 $                 $                 $                  $
OPERATING ACTIVITIES
Net loss and comprehensive loss                                 (127,415)         (491,343)       (1,117,265)         (796,263)
Non-cash items
  Amortization of capital assets and other assets                 15,937            46,689            33,388            95,758
  Stock-based compensation                                        19,874                              37,415                 -
  Amortization of the debt component of the convertible
  debentures discount                                             11,695                              22,751                 -
  Amortization of deferred credits                                (7,334)           (7,334)          (14,668)          (14,668)
  Changes in working capital items
    Accounts receivable                                         (633,079)           26,476           136,500           (85,103)
    Unbilled receivable                                           31,053                 -            31,053                 -
    Prepaid expenses                                              53,555            33,936           (53,290)          (29,224)
    Accounts payable and accrued liabilities                      77,310           144,471          (135,290)           75,836
    Deferred revenue                                             (61,384)           54,220           111,418            80,977
------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities (a)                         (619,788)         (192,885)         (947,988)         (672,687)

INVESTING ACTIVITIES
Purchase of capital assets and cash flows from investing
activities                                                             -            (3,520)          (17,294)           (3,520)

FINANCING ACTIVITIES
Due to shareholder and cash flows from financing
activities                                                       367,775           166,101           497,961           408,139
------------------------------------------------------------------------------------------------------------------------------

NET DECREASE IN CASH                                            (252,013)          (30,304)         (467,321)         (268,068)
Cash, beginning of year                                          560,135            92,947           775,443           330,711
------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                308,122            62,643           308,122            62,643
==============================================================================================================================

(a) Additional information
      Interest paid                                                8,030            52,563            10,227            94,904
==============================================================================================================================

--------------------------------------------------------------------------------

See notes to the interim unaudited consolidated financial statements

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

SAND Technology Inc. and subsidiaries (the "Corporation") is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

2.   BASIS OF PRESENTATION

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and debenture holders, its ability to obtain additional financing and its ability to achieve revenue growth. The Corporation is executing a business plan to allow it to continue as a going concern which is to continue to search for additional sources of debt and equity financing, and achieve profitability through cost containment and revenue growth. There can be no assurance that the Corporation's activities will be successful.

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, current global economic turbulence and liquidity crisis cast substantial doubt upon validity of this assumption. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary in the carrying values of the assets and liabilities, the reported net losses and the balance sheet classifications used.

3.   ACCOUNTING POLICIES

The interim consolidated financial statements for the six months ended January 31, 2009 and 2008 are unaudited, and have been prepared in accordance with Canadian GAAP applicable to interim consolidated financial statements. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Corporation's most recent annual consolidated financial statements as at and for the year ended July 31, 2008.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2008, except for new accounting policies that have been adopted effective August 1, 2008.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which are effective for the Corporation for interim periods beginning on or after August 1, 2008,

FINANCIAL INSTRUMENT - DISCLOSURES

CICA Handbook Section 3862, "FINANCIAL INSTRUMENTS - DISCLOSURES", describes the required disclosures for the assessment of the significance of financial instruments for a company's financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. This section and Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION" replaced Section 3861 "FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION".

FINANCIAL INSTRUMENT - PRESENTATION

CICA Handbook Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION", establishes standards for the presentation of financial instruments and non-financial derivatives.

CAPITAL DISCLOSURES

CICA Handbook Section 1535, "CAPITAL DISCLOSURES", establishes standards for disclosing information about a company's capital and how it is managed. It describes the disclosure of the company's objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 11 Financial and Capital Management.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

4.   CAPITAL ASSETS

                                                                           January 31, 2009                     July 31, 2008
                                                          --------------------------------------------------------------------
                                                                              Accumulated
                                                                Cost          amortization    Net Book Value    Net Book Value
                                                          --------------------------------------------------------------------
                                                                 $                 $                $
Furniture and equipment                                          322,463           321,974               489             1,881
Computer equipment                                               660,560           615,539            45,021            45,008
Leasehold improvements                                           287,610           226,900            60,710            75,425
------------------------------------------------------------------------------------------------------------------------------
                                                               1,270,633         1,164,413           106,220           122,314
==============================================================================================================================

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

5.   DUE TO SHAREHOLDER

During the fiscal year 2009, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, maximum of $250,000 of funds is available. An amount of $250,000 was used and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

During the fiscal year 2008, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, maximum of $400,000 of funds is available. As at January 31, 2009 an amount of $90,228 is outstanding and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

Based on another agreement formalized in 2007, during the six months ended January 31, 2009, the Corporation obtained an additional loan of $240,943 from a significant shareholder who is also the President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15%. The loan originated from amounts owed by the Corporation to the shareholder by virtue of his employment contract.

In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

During the fiscal year 2008, an inter-creditor priority agreement was signed when the Corporation issued the secured convertible debentures described in Note
6. The parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee in priority to the sums owing by the Corporation to the principal shareholder subject to the fact that for each C$2 paid to the debenture holders, the Corporation shall remit C$1 to the principal shareholder as repayment for the sums representing the principal amount only.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

6.   CONVERTIBLE DEBENTURES

On April 18th 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600) for a total of 1,114 units. Each unit consists of one 8% Secured Convertible Debenture due December 31st, 2017, redeemable and convertible at the option of the Corporation if the bid price of the stock has been above US$1.50 for sixty consecutive trading days and convertible at the option of the holder into class "A" common shares at US$0.45 per share, and one thousand share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of US$0.70 per warrant share at any time until the earlier of the close of business on the day which is thirty-six months from April 18th 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above US$1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of $0.45 per share. The interest is due on each Conversion Date (date when that principal amount is being converted) subsequent to January 1st, 2009, and on the Maturity Date. The financing is secured by a first rank hypothec on all of the Corporation's property and assets, movable and immovable, corporeal and incorporeal, present and future, of ever kind and nature for the principal amount and accrued interest. The proceeds from the private placement are being used to increase marketing and advertising capital needs and expansion.

For accounting purposes, the debenture contains both a liability component and an equity component being the share warrants, conversion option and the interest payable in shares, which has been separately presented in the consolidated balance sheet.

     The liability component of the Convertible Debentures is calculated using the present value of the expected future cash flows of principal and interest payments using a discount rate of 15%, which in management's opinion, approximates an interest rate applicable to non-convertible secured debt. The amount calculated, at the issue date, for the carrying amount of the debt component is $260,377. The carrying value of the debentures will be accreted to their face value over their life to maturity (December 31, 2017). The accretion expense will be included in interest expense in the consolidated statement of operations. The debt issuance costs have been recorded directly against net income. The interest expense accrued for the debt component for the three months ended January 31, 2009 is $11,695 and for the six months ended January 31, 2009 is $22,751 and has been included as part of interest expenses on the consolidated statement of operations and comprehensive loss statement.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

6.   CONVERTIBLE DEBENTURES (CONTINUED)

     The carrying amount of the equity component, at the issued date, was valued at $749,442, determined by deducting the carrying amount of the liability component from the gross proceeds received on the compounded instrument. The value of the equity contains the fair value of the share warrants, conversion option and interest payable in shares. The fair value of the warrants was estimated at $303,415. This amount was recorded to contributed surplus. The fair value of the warrants at the time the convertible debentures were issued were estimated using the Black-Scholes option pricing model with the following assumptions:

     Dividend yield                                                  -
     Expected volatility                                            90%
     Risk-free interest rate                                      3.25%
     Expected life                                             3 years

   The remaining balance represents the fair value of the conversion option and interest payable in shares in the amount of $446,027. This amount was recorded as equity component of the convertible debentures.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

7.   SHARE CAPITAL

a) AUTHORIZED

Unlimited number of Class "A" common shares without par value.

b) WARRANTS

The following table summarizes information about the Corporation's share warrants described in Notes 5 and 6:

                                                                Six months ended January 31, 2009
                                                           -------------------------------------------
                                                                             Weighted        Weighted
                                                                             average          average
                                                             Number of    remaining life     exercise
                                                             warrants        (years)           price
                                                           -------------------------------------------
                                                                                                US$
Outstanding and exercisable, beginning and end of period      1,967,061              1.8          0.65
                                                           ============

                                                                          July 31, 2008
                                                           -------------------------------------------
                                                                             Weighted        Weighted
                                                                             average          average
                                                             Number of    remaining life     exercise
                                                             warrants        (years)           price
                                                           -------------------------------------------
                                                                                                US$
Outstanding, beginning of year                                  853,061              2.8          0.58
Granted                                                       1,114,000              2.7          0.70
                                                           ------------
Granted, outstanding and exercisable, end of year             1,967,061              2.3          0.65
                                                           ============

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

7.   SHARE CAPITAL (CONTINUED)

c) SHARE AWARD PLAN

For the three months ended January 31, 2009, an amount of $15,006 was recorded as share based compensation expense and for the six months ended January 31, 2009, an amount of $27,584 was recorded as share based compensation expense. The share based compensation expense is included in selling, general and administrative expenses. The following table presents the assumptions used to determine the fair value of the share awards granted during 2008, using the Black-Scholes option-pricing model,

Dividend yield                                                           -
Expected volatility (a)                                                 90%
Risk-free interest rate (a)                                            4.0%
Expected life (a)                                                  3 years
Vesting period                                                     3 years
Number of common shares granted but not yet issued                 407,500

(a) Weighted average assumption

d) STOCK OPTION PLANS

The Corporation has two stock option plans. The following table summarizes information about the Corporation's stock options:

                                              January 31,                    July 31,
                                                 2009                          2008
                                     ----------------------------   ----------------------------
                                                      Weighted                        Weighted
                                      Number of       average        Number of        average
                                       options     exercise price     options     exercise price
----------------------------------   ----------------------------   ----------------------------
                                       (000s)           $US            (000s)          $US
Outstanding, beginning of period             556             1.03        1,169              1.52
  Forfeited                                    -                          (577)             1.92
  Expired                                      -                           (36)             1.92
                                     -----------                    ----------
Outstanding, end of period                   556             1.03          556              1.03
                                     ===========                    ==========

Options exercisable, end of period           407             1.05          359              1.05
                                     ===========                    ==========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

7.   SHARE CAPITAL (CONTINUED)

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as at January 31, 2009:

                                                      Options outstanding                      Options exercisable
                                        -----------------------------------------------   ------------------------------
                                                           Weighted
                                                            average         Weighted                         Weighted
                                          Number of     remaining life      average         Number of        average
Range of exercise prices                   Options         (years)       exercise price      options      exercise price
-------------------------------------   -----------------------------------------------   ------------------------------
                                           (000s)                            (US$)           (000s)           (US$)
Less than US$1.00                                 160             7.47             0.69             160             0.69
US$1.00 to US$1.49                                380             6.33             1.00             231             1.00
US$3.00 to US$3.99                                  5             8.90             4.00               5             4.00
US$5.00 to US$5.99                                  5             1.67             5.00               5             5.00
US$6.00 to US$6.99                                  6             0.27             6.46               6             6.46
                                        -----------------------------------------------   ------------------------------
                                                  556             6.57             1.03             407             1.05
                                        ===============================================   ==============================

For the three months ended January 31, 2009, an amount of $4,867 was recorded as stock-based compensation expense and for the six months ended January 31, 2009, an amount of $9,831 was recorded as stock-based compensation expense. The stock-based compensation expense is included in selling, general and administrative expenses. The following table presents the assumptions used to determine the stock-based compensation expense using the Black-Scholes option-pricing model,

                                                      2007               2006
                                                -----------------------------
Dividend yield                                           -                  -
Expected volatility (a)                                 90%                90%
Risk-free interest rate (a)                            4.0%               3.5%
Expected life (a)                                  7 years            7 years
Number of options granted                          287,500            133,000

(a) Weighted average assumption

e) LOSS PER SHARE

Shares from the Share Award Plan, options and warrants described in Notes 5, 6 and 7 were not included in the diluted loss per share calculation because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

8.   COMMITMENTS

The Corporation is committed under operating leases through 2011 for the rental of buildings for a total amount of $690,450. The minimum payments due in each of the forthcoming years are as follows:

                                                                $
                                                           -----------
2009                                                           283,260
2010                                                           244,314
2011                                                           162,876
                                                           -----------
                                                               690,450
                                                           ===========

9.   SEGMENTED INFORMATION

The Corporation is considered to have only one reportable business segment in two geographic areas. Both North America and Europe market the SAND/DNA Product suite. The accounting policies of the geographic areas are the same as described in the summary of accounting policies. The Corporation evaluates their performance based on income before income taxes. Sales for each area are based on the location of the third party customer. All intercompany transactions between geographic areas have been eliminated.

                                                   North America        Europe           Total
                                                  -----------------------------------------------
                                                         $                $                $
2009
   Revenue                                               823,240           924,144      1,747,384
   Loss before income taxes                             (133,672)            6,257       (127,415)
   Identifiable assets                                 1,251,077           954,277      2,205,354

2008
   Revenue                                               530,646           888,875      1,419,521
   Loss before income taxes                             (226,188)         (265,155)      (491,343)
   Identifiable assets                                 1,112,731           998,438      2,111,169

As at and for the six months ended January 31,

                                                   North America        Europe           Total
                                                  -----------------------------------------------
                                                         $                $                $
2009
   Revenue                                             1,251,392         1,719,920      2,971,312
   Loss before income taxes                           (1,022,421)          (94,844)    (1,117,265)
   Identifiable assets                                 1,251,077           954,277      2,205,354

2008
   Revenue                                             1,240,315         1,964,131      3,204,446
   Loss before income taxes                           (1,303,024)          506,761       (796,263)
   Identifiable assets                                 1,112,731           998,438      2,111,169

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

10.  INCOME TAXES

There was no income tax accrued during the six month period ended January 31, 2009.

11.  FINANCIAL AND CAPITAL MANAGEMENT

FINANCIAL MANAGEMENT

Management's objective is to minimize the risk exposure to the Corporation against various financial risks which include credit risk, currency risk and liquidity risk. The Corporation does not use derivative financial instruments to minimize such risk.

a) INTEREST RATE RISK

The Corporation is not exposed to interest rate risk.

b) CREDIT RISK

Credit risk is the risk that the customer will be unable to pay amounts in full when due as well as the risk that there is a large amount due from a small number of customers. With respect to the risk that the customer is unable to pay, the Corporation sets up allowances for potential losses. However, since most of the customers are relatively large companies with a history of payment and all the accounts receivables are current and neither past due nor impaired, the allowance is not significant. With respect to the concentration of credit risk, the Corporation has accounts receivable from relatively large customers engaged in various industries. As well, the Corporation minimizes its exposure to credit risk by placing its cash with major banks. As such, management assesses the Corporation's credit risk to be low.

c) CURRENCY RISK

The Corporation operates internationally and is exposed to risk from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying the expenditures incurred in the local operations using the monies received in the local currency.

The Corporation is mainly exposed to fluctuations in the U.S. dollar, the Pound Sterling and the Euro. The following table details the Corporation's sensitivity to a 28% strengthening of the U.S. dollar, a 30% strengthening of the Pound Sterling and a 21% strengthening of the Euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling and the Euro by the same percentages against the Canadian dollar, there would be an equal and opposite impact on net loss and comprehensive loss. The sensitivity analysis was based on the fluctuations in foreign currency rate over the last 3 years. As such, management assess the Corporation's currency risk to be high.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

                                                                      UK Pound
                                                     US Dollar        Sterling         Euro
                                                       Impact          Impact         Impact
                                                    -------------------------------------------
Net Income (Loss) and comprehensive income (loss)     (7,246,441)         80,480     (1,519,972)

11.  FINANCIAL AND CAPITAL MANAGEMENT (CONTINUED)

As at January 31, 2009 and July 31, 2008, the Corporation's current assets and liabilities denominated in foreign currencies are as follows:

                             January 31, 2009                   July 31, 2008
                      ---------------------------------------------------------------
                         Current          Current          Current          Current
                         assets         liabilities        assets         liabilities
                      ---------------------------------------------------------------
U.S. Dollars              163,512           147,819         245,573           293,213
Pounds Sterling           222,867           381,160       1,436,050         1,143,269
Euros                     517,889           775,344         791,303           825,074

d) LIQUIDITY RISK

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due or can do so only at excessive cost. SAND's growth is financed through a combination of the cash flow from operations and raising additional capital through debt and equity. One of management's primary goal is to ensure that is has the necessary funds to fulfill its obligations through active management of assets and liabilities as well as the cash flows by using budgets and cash estimates. As at January 31, 2009, there has been no significant change to the maturities of financial liabilities as disclosed in Notes 5 and 8. Based on Note 2, as such management assesses the Corporation's liquidity risk to be high.

FAIR VALUE

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. These estimates are affected by assumptions made about the amount and timing of estimated future cash flows, discount rates and terms of the contract. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at January 31, 2009 and 2008
(in Canadian dollars)
(unaudited)
--------------------------------------------------------------------------------

The carrying value of all financial instruments approximates fair value except as otherwise noted in the following table,

                                   January 31, 2009               July 31, 2008
                              -------------------------------------------------------
                                Carrying           Fair        Carrying         Fair
                                 Value            Value         Value          Value
                              -------------------------------------------------------
Convertible debentures           301,094         434,172        278,343       278,343

11.  FINANCIAL AND CAPITAL MANAGEMENT (CONTINUED)

CAPITAL MANAGEMENT

The Corporation's capital management objectives are to ensure the Corporation's ability to continue as a going concern and to provide an adequate return to shareholders through the optimization of the debt and equity balance. The capital structure of the Corporation consists of due to shareholders, convertible debentures, shareholders' equity comprising of deficit and capital stock and cash. The Corporation manages its capital structure and makes adjustments to it in the light of its expected business growth and changes in economic conditions. In order to maintain or adjust the capital structure, the Corporation may return capital to the shareholders, issue new shares or issue new debt.

                                                 January 31,       July 31,
                                                     2009           2008
                                               -----------------------------
Due to shareholders                                1,765,662       1,267,701
Convertible debentures                               301,094         278,343
                                               -----------------------------
Total Debt                                         2,066,756       1,546,044
Less Cash                                            308,122         775,443
                                               -----------------------------
Net Debt                                           1,758,634         770,601

Shareholders' deficiency
  Share capital                                   38,530,441      38,530,441
  Equity component of convertible debentures         446,027         446,027
  Contributed surplus (Note 9b)                      789,940         752,525
  Deficit                                        (42,106,717)    (40,989,452)
                                               -----------------------------
                                                  (2,340,309)     (1,260,459)

Adjusted Capital                                    (581,675)       (489,858)

12.  COMPARATIVE FIGURES

Certain figures for the prior period have been reclassified in order to conform to the presentation adopted in the current period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              SAND TECHNOLOGY INC.


April 1, 2009                                 /s/ Arthur G. Ritchie
                                              ----------------------------------
                                              Arthur G. Ritchie
                                              Chairman of the Board, President
                                              and Chief Executive Officer